UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AECOM

(Exact name of Registrant as specified in its charter)

Delaware	1-33447	61-1088522
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

1999 Avenue of the Stars, Suite 2600 Los Angeles, California 90067 (Address of Principal Executive Offices, including Zip Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed by AECOM pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014.  AECOM is a leading provider of professional technical and management support services for public and private clients around the world. A small percentage of AECOM’s revenue is attributable to manufactured products relating to URS Corporation, a company acquired by AECOM on October 17, 2014.  URS Corporation previously filed a Form SD for certain of its manufactured products on June 2, 2014 and the sensor system products contained in the previous Form SD have been discontinued.

A copy of the Conflict Minerals Report is publicly available at: www.aecom.com.

Item 1.01 Exhibit

A copy of AECOM’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 Exhibits

The following exhibit is filed as part of this Report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AECOM

By:	/s/ David Y. Gan
David Y. Gan
Senior Vice President, Assistant
General Counsel

Dated: June 1, 2015

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